Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML reports second quarter 2013 as guided and raises full-year sales outlook

Cymer consolidated for month of June

VELDHOVEN, the Netherlands, 17 July 2013 - ASML Holding N.V. (ASML) today publishes 2013 second-quarter results.

•	ASML Q2 2013 results as guided, before impact of Cymer consolidation

•	ASML raises expectation for full-year 2013 sales of up to EUR 5 billion, before Cymer consolidation

	Q2 2013 ASML (excluding Cymer)	June 2013 Cymer*	Preliminary Purchase Price Allocation	Q2 2013 ASML (including Cymer)	Q1 2013 ASML
Net sales	1,155	32		1,187	892
of which service and field option sales	239	32		271	215

Other income (Co-Investment Program)	16			16	14

New systems sold (units)	34			34	25
Used systems sold (units)	4			4	4

Net bookings, excluding EUV	1,065			1,065	715
Net bookings, excluding EUV (units)	38			38	25
ASP of booked systems, excluding EUV	28.0			28.0	28.6

Systems backlog, excluding EUV	1,395			1,395	1,266
Systems backlog, excluding EUV (units)	42			42	42

Gross profit	483	18	(19)	482	341
Gross margin (%)	41.8			40.6	38.2

Net income	239	0	(18)	221	96
EPS (in euro)				0.52	0.24

End-quarter cash and cash equivalents and short-term investments	2,225	126		2,351	2,620

(Figures in millions of euros unless otherwise indicated)

*	after elimination of intercompany sales to ASML

CEO Statement

“ASML’s second-quarter operational performance was as planned, excluding the impact of Cymer, which we were pleased to include as an ASML company per 30 May after having received all the regulatory approvals for the acquisition. Our foundry and logic customers continue to prepare for the lithography-intensive 20-14 nanometer (nm) technology nodes, to be used for next-generation mobile electronic devices. During the second quarter we started to see additional demand from DRAM customers, driven by a healthy mobile DRAM memory market, which could potentially drive 2013 full-year sales to a level of up to EUR 5 billion, excluding Cymer sales. With regards to the development of the EUV platform, scanner imaging and overlay performance improved to levels where we are now engaging with customers on a strategy for an insertion targeted at the 10nm logic node. The first NXE:3300B systems are in the process of shipment and installation at customer sites, as we progress to improve the performance of the light source. In the second quarter, we established good performance, stability and reliability of the pre-pulse source concept at up to 55 Watts, and we therefore remain confident in our target of 70 wafers per hour productivity in 2014,” said Peter Wennink, President and Chief Executive Officer of ASML.

The accounting impact of the preliminary purchase price allocation and the Cymer consolidation negatively impacted the Q2 gross margin by 1.2 percentage points and the net income margin by 2.1 percentage points.

Second Quarter 2013 Product Highlights

•	More than 200 TWINSCAN NXT:1950i/1960Bi systems in total have now been installed.

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The next platform, TWINSCAN NXT:1970Ci, which offers overlay, focus and productivity improvements and which is scheduled for shipment before end-Q3 2013, has achieved full wafer overlay down to 1.9 nm and focus uniformity of less than 12 nm, thereby supporting the next-generation device production requirement.

•	Six NXE:3100 EUV systems operating at customer sites have exposed a cumulative total of more than 44,000 wafers.

•	We are in the process of installing NXE:3300B systems at customer sites, and plan to ship a total of 5 in 2013; we have 11 NXE:3300B system orders and commitments for a further 7 systems.

•	Overlay between the NXE:3300B and NXT systems, relevant for device production, has been demonstrated at less than 3.5 nm.

•	We are in process of preparing six 450 mm scanners, as part of the Customer Co-Investment Program.

Outlook

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For the third quarter of 2013, ASML (including Cymer) expects net sales of about EUR 1.3 billion, a gross margin of about 40 percent, R&D costs of about EUR 245 million, other income of EUR 17 million — which consists of contributions from participants of the Customer Co-Investment Program — and SG&A costs of about EUR 91 million.

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The guidance on gross margin and operating cost in the second half of 2013 will include a number of non-cash accounting adjustments, negatively impacting gross margin due to purchase price allocation adjustments related to the acquisition of Cymer. The main items relate to the valuation of Cymer inventory at fair value which is expected to have an impact of approximately EUR 60 million and the amortization of intangibles which is expected to have an impact of approximately EUR 20 million.

•	Also included in the second-half outlook are expected expenses related to share-based compensation of approximately EUR 20 million as a result of the acquisition of Cymer.

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ASML expects full-year 2013 sales at a level of up to EUR 5 billion (excluding an expected contribution of about EUR 180 million from Cymer), which is above our previous guidance of a level similar to the EUR 4.73 billion of 2012; we expect three EUV systems to be recognized for revenue in 2013.

Update Share Buy Back Program

As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buy backs, ASML has announced its intention to purchase up to EUR 1.0 billion of its own shares within the 2013-2014 timeframe. Up to 1 July 2013, ASML acquired 1.4 million shares for a total consideration of EUR 84.7 million. The repurchased shares will be cancelled. All transactions under the buy-back programs are published on ASML’s website (www.asml.com/investors). The share buy back program may be suspended, modified or discontinued at any time.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We provide employment for more than 12,400 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Peter Wennink and Chairman Eric Meurice at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands + 31 20 794 8484 and the US + 1 480 629 9856 (confirmation code no longer needed). Listen-only access is also available via www.asml.com

A replay of the Investor and Media Call will be available on www.asml.com

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’)are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

Today, 17 July 2013, ASML will also publish the Statutory Interim Report for the six-month period ended 30 June 2013. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and will include consolidated condensed interim financial statements prepared in accordance with IAS 34, ‘Interim Financial Reporting’, an Interim Management Board Report and a Managing Directors’ Statement and will be available on www.asml.com.

The consolidated balance sheets of ASML Holding N.V. as of 30 June 2013, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended 30 June 2013 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, realization of systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected adjustments relating to the Cymer acquisition (including purchase price allocation adjustments), the number of EUV systems expected to be shipped and recognized in revenue, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer and the amounts of adjustments ultimately recognized in connection with the Cymer acquisition, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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